Exhibit 77Q2

Boulder Growth & Income Fund, Inc.

Response to Item 77Q2

SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon the Fund’s review of the copies of such forms it received and written representations from such persons, the Fund believes that for the fiscal year ended November 30, 2011, all such filing requirements applicable to such persons were complied with, except for the following instances. A statement of change of beneficial ownership on Form 4 of Mr. Carl D. Johns, former Vice President and Treasurer of the Fund, was not filed before the end of the second business day following the day on which he ceased to be subject to the reporting obligations under Section 16. The Form 4 of Mr. Johns has since been filed with the SEC. A statement of change of beneficial ownership on Form 4 of Mr. Joel Terwilliger, former Chief Compliance Officer of the Fund, was not filed before the end of the second business day following the day on which he ceased to be subject to the reporting obligations under Section 16. The Form 4 of Mr. Terwilliger has since been filed with the SEC.  The initial statement of beneficial ownership of securities on Form 3 of Mr. Steven K. Norgaard, Director, was not filed within ten days after the event by which Mr. Norgaard became a reporting person. The initial statement of beneficial ownership of securities of Mr. Norgaard has since been filed with the SEC.  Mr. Norgaard has no beneficial ownership of securities in the Fund.